Exhibit 99.28(l)

SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

LONGCAP VALUE FUND

A SERIES OF

ASSET MANAGEMENT FUND

LETTER OF INVESTMENT INTENT

November 23, 2015

To the Board of Trustees of Asset Management Fund

LongCap Investment Management LLC (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the LongCap Value Fund, a series of Asset Management Fund, in the amount of $10 for one share at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $10.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

LongCap Investment Management LLC

/s/ Ian Lapey
Name: Ian Lapey
Title: President